SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of December, 2003

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Exhibit No.        Description

No. 1              Holding(s) in Company released on 25 November 2003
No. 2              Trading Statement released on 27 November 2003

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Exhibit No.1

                        SCHEDULE 10

             NOTIFICATION OF MAJOR INTERESTS IN SHARES


1)   NAME OF COMPANY

     THE RANK GROUP PLC

2)   NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

     AVIVA PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

     NOTIFIABLE INTEREST OF COMPANIES IN (2)
     ABOVE AND THEIR SUBSIDIARIES

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

     SEE BELOW

5)   Number of shares/amount of stock acquired.



6)   Percentage of issued Class


7)   Number of shares/amount of stock disposed


8)   Percentage of issued Class


9)   Class of security

      ORDINARY SHARES

10)  Date of transaction

      24 NOVEMBER 2003

11)  Date company informed

      25 NOVEMBER 2003

12)  Total holding following this notification

      23,635,148

13)  Total percentage holding of issued class following this notification

      3.97%

14)  Any additional information



15)  Name of contact and telephone number for queries

      CLARE DUFFILL

16) Name and signature of authorised company official responsible for making this notification


     Date of Notification ....20 OCTOBER 2003....



Letter to The Rank Group plc

Dated 25 November 2003


THE RANK GROUP PLC (THE "COMPANY") - SEDOL 0724076

This notification supersedes our previous notification to you dated 17 October 2003 and is prompted by sales totalling 1,010,000 on 24 November 2003.

This notification relates to issued ordinary shares of GPB0.10 each in the capital of the Company (the "shares") and is given in fulfillment of the obligations imposed by sections 198 to 202 of the Companies Act 1985 (the "Act").

1. Notification on behalf of Morley Fund Management Limited (a subsidiary of Aviva plc).

1.1 We hereby notify you on behalf of Morley Fund Management Limited that immediately after the time when the obligation to make this notification arose Morley Fund Management Limited were interested in 23,635,148 shares.

1.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the Appendix below: Morley Fund Management Limited.

2.    Notification on behalf of Aviva plc.

2.1 We hereby notify you on behalf of Aviva plc that immediately after the time when the obligation to make this notification arose Aviva plc were interested in 23,635,148 shares giving the Aviva group a total percentage interest in the shares of 3.97%.

2.2 The identity of the registered holders of the shares to which this notification relates and the number of shares held by each of them are set out in the Appendix below: Aviva plc

We are only required to notify interests which are defined as material interests when the holding is equal to 3% or more of the Company's relevant share capital. The term material interests exclude certain categories where we do not hold a beneficial interest, for example where the shares are held in an Authorised Unit Trust Scheme or Open Ended Investment Company. Holdings in those categories are therefore not included in the holding notified under this letter.



APPENDIX: MORLEY FUND MANAGEMENT LIMITED

REGISTERED HOLDERS                              NUMBER OF SHARES HELD

BNY Norwich Union Nominees Ltd                   5,766,626     (Material)

Chase GA Group Nominees Ltd                      9,788,089     (Material)

Chase Nominees lTD                               1,363,458     (Material)

CUIM Nominee Ltd                                 5,881,179     (Material)

RBSTB Nominees Ltd                                 835,796     (Material)


TOTAL PERCENTAGE INTEREST OF MORLEY FUND MANAGEMENT LIMITED: 3.97% ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 594,803,630



APPENDIX:  AVIVA PLC

REGISTERED HOLDERS                               NUMBER OF SHARES HELD
BNY Norwich Union Nominees Ltd                    5,766,626    (Material)

Chase GA Group Nominees Ltd                       9,788,089    (Material)

Chase Nominees Ltd                                1,363,458    (Material)

CUIM Nominee Ltd                                  5,881,179    (Material)

RBSTB Nominees Ltd                                  835,795    (Material)


TOTAL PERCENTAGE INTEREST OF AVIVA PLC: 3.97%
ISSUED SHARE CAPITAL ON WHICH THIS NOTIFICATION IS BASED: 594,803,630

Exhibit No. 2

THE RANK GROUP PLC
TRADING UPDATE FOR THE 21 WEEKS TO 22 NOVEMBER

Group operating profit in the 21 weeks since 30 June 2003 was in line with last year, despite the weakening US dollar, which has adversely impacted the reported results of Deluxe and Hard Rock, and additional goodwill amortisation relating to acquisitions. Overall we expect full year results to be broadly in line with expectations.

GAMING
Mecca Bingo continued to deliver solid results with steady growth in revenues and profits. The replacement of UK bingo duty on 24 October 2003 with a gross profits tax has had little noticeable impact on trading trends to-date. Our decision to remove admission charges has been welcomed by customers and should be positive for the business in the longer term.

Grosvenor Casinos experienced mixed results in the period. The London market has remained soft and this has particularly affected the three mid-market casinos where results fell short of the comparable performance in 2002. In contrast, the Clermont has again performed well and while at the Park Tower admissions and handle have grown substantially following the completion of its refurbishment in July, a lower win percentage has held back results in the period. The provincial casinos have enjoyed further growth in handle, turnover and operating profit, albeit at a lower rate than experienced in the first half of the year. The win percentage returned to a more normal level in the period and for the year to-date is 16.2%, compared to 16.6% in 2002. The relocations of Plymouth and Portsmouth have recently been completed and both casinos are seeing strong growth in admissions and handle. There are plans to relocate the Cardiff casino and to open additional casinos in Bolton and Stoke-on-Trent during 2004, bringing the total number of UK casinos to 36. The two Hard Rock casinos continue to make progress, with London performing particularly well.

Blue Square successfully launched its new games website, MeccaGames.com, in October followed by the new Aces High game in early November and has seen encouraging growth in stakes. The internet and telephone sports betting businesses have continued to perform in line with expectations.

HARD ROCK
Overall, Hard Rock has seen a slight improvement in like-for-like sales trends since the half year, with more encouraging signs over the last six weeks. Food and beverage sales have continued to be positive (now up 2.6% year to-date) but low levels of international tourism continue to depress merchandise sales, leaving overall like-for-like sales for the year to-date down 3%. Since the half-year, new owned cafes have opened in Cardiff and Detroit and franchised cafes in Moscow and Nassau. Agreements have also been reached for additional franchised cafes in Oslo, Dublin and Panama.

The Group is making good progress in extending the Hard Rock brand into non-restaurant activities. As part of the joint venture with Sol Melia, the new Hard Rock Hotel in Chicago is expected to open in the New Year and an agreement has recently been signed with Tarsadia Hotels for a further Hard Rock Hotel to be built in the fashionable Gaslight district of San Diego. This hotel, which is expected to open in early 2006, will be a franchise arrangement under which Hard Rock's financial commitment will be limited to a merchandise shop within the hotel. Elsewhere, the two hotel/casino developments on Seminole Indian reservation land in Florida are on-track to open in March and May 2004.

DELUXE
Overall, Deluxe produced a good set of results in the period with Film performing very strongly, compensating for lower than anticipated profit within Media. Deluxe Film had an outstanding trading period with film footage and profits well ahead of 2002, despite the loss of the Universal contract. Titles produced during the period included Master and Commander, Kill Bill and Elf. In Deluxe Media, manufacturing volumes were ahead of last year with DVD growth more than offsetting further decline in VHS and distribution volumes were also strong. However, incremental costs associated with the transition from VHS to DVD have continued during the peak production period for the business, undermining overall profit performance.

FINANCING
The Group announced on 6 November 2003 that it will redeem all of the GBP125,000,000 7 1/4 per cent. guaranteed bonds due 2008. The decision to redeem these bonds early will give rise to a one-off charge of approximately GBP10.7m. The Group also announced that it would redeem all of the outstanding 8.25 per cent. convertible cumulative redeemable preference shares of 20p each in the capital of the Company on 9 December 2003. Both events will significantly reduce the Group's total cost of finance from 2004 and thereby enhance earnings per share.

GAMING DEREGULATION
The UK Government has published the first draft of the Gambling Bill and we welcome the Secretary of State's continued commitment to deregulate the UK gaming industry. While the finer points of the draft legislation have yet to be finalised, the Group believes that it is well placed to benefit from the changes proposed and is determined to capitalise on its already strong market positions in bingo, casinos, internet gaming and sports betting.

Enquiries:
The Rank Group Plc                                           Tel: 020 7706 1111
Ian Dyson, Finance Director
Peter Reynolds, Director of Investor Relations

Press Enquiries:
The Maitland Consultancy                                     Tel: 020 7379 5151
Angus Maitland
Suzanne Bartch

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  08 December 2003

                                                By:____C B A Cormick_____

                                                Name:  C B A Cormick

                                                Title: Company Secretary